

July 20, 2011

Via E-mail

Jim Katsanevas
President and Chief Executive Officer
Crown Auto Holdings, Inc.
2760 South State Street
Salt Lake City, Utah 84115

> **Re: Crown Auto Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 6, 2011**
> **File No. 333-171624**

Dear Mr. Katsanevas:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Registration Statement Cover Page

1. We note your response to comment one in our letter dated May 12, 2011; however, the file number and date filed do not appear on the version of the registration statement filed on EDGAR. Please revise to include the registration statement file number and date filed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations for the Three Months Ended March 31, 2011 and 2010

2. We note your disclosure in the second paragraph under this heading that the main reason sales have increased for the quarter ended March 31, 2011 is that you have a new wholesaler working under your license that replaces the old unproductive wholesaler. We further note your disclosure in the fourth paragraph under this heading that gross profit margin is down for the quarter ended March 31, 2011 as compared to the prior year

because there is generally more volume in wholesale versus retail but less markup. We
have the following comments:

- These disclosures appear to indicate for the first time that you sell cars to wholesalers.
  In this regard, the disclosures in previous filings and in the remainder of this filing
  consistently indicate that you sell used cars to consumers in Salt Lake City, Utah,
  who are primarily credit-challenged buyers who are unable to qualify for financing
  elsewhere. Please confirm to us, if true, that you sell used cars to both individual
  consumers and to wholesalers, and explain to us why you did not previously disclose
  your practice of selling cars to wholesalers.

- If our understanding that you sell cars to wholesalers is correct, please revise the
  description of your business to also discuss the sale of automobiles to wholesalers.
  This revised disclosure should include a description of the type of customer to whom
  such sales are made and material terms of such wholesale sales including credit terms
  provided to such customers. Please also revise Note 1 to your financial statements to
  briefly discuss this aspect of your business.

- If our understanding that you sell cars to wholesalers is correct, please also tell us
  why you have not presented wholesale and retail sales of automobiles as separate
  reportable segments. It appears that wholesale sales and retail sales of automobiles
  may not have similar economic characteristics since you have indicated that
  wholesale sales have a lower gross profit margin. Please refer to ASC 280-10-50. If
  after considering this guidance, you revise your financial statements to report separate
  segment information for your wholesale and retail operations, you should also revise
  your discussion in Management's Discussion and Analysis to discuss your results of
  operations on a segmental basis. Alternatively, if you continue to believe that
  wholesale and retail sales of automobiles meet the criteria in ASC 280-10-50 to be
  reported as a single reportable segment, please explain to us how you reached this
  conclusion and separately disclose the revenues from each of wholesale and retail
  sales to meet the disclosure requirements of ASC 280-10-50-40.

3. Please revise your results of operations discussion to provide reasons for significant
   changes in line items in your financial statements rather than merely reciting the dollar
   amount of the changes that can be seen on your financial statements. For example, we
   note your disclosure that you incurred $100,248 in operating expenses for the three
   months ended March 31, 2011 as compared with $72,035 for the comparable period
   ended March 31, 2010. You indicate that the increase is primarily due to bad debt
   expense of $21,458 that was not experienced during the same period ended 2010;
   however, no reasons for this change have been provided. This bad debt expense appears
   particularly unusual when compared to annual bad debt expense for the years ended
   December 31, 2010 and 2009, as the bad debt expense incurred in the first quarter of
   fiscal 2011 is greater than the bad debt expense incurred for the entire year ended
   December 31, 2010 and is approximately 50% of the bad debt expense incurred for the

entire year ended December 31, 2009. Please better explain why this significant increase occurred in bad debt expense as compared to previous periods, and provide insight from management as to whether and why you expect this higher amount of bad debt expense to continue. Please refer to Item 303 of Regulation S-K and our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm. See also Release No. 33-6835 available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Financial Statements for Fiscal Years Ended December 31, 2010 and 2009, page F-7

Note 6 – Income Taxes, page F-17

4. We note your response and revised disclosures provided in response to comment 5 in our letter dated May 12, 2011. In your response you state that you have not provided a reconciliation of the federal statutory income tax rate to your effective tax rate because the federal statutory rate and the effective tax rate are the same; however, we note that you have a provision for state income taxes that would create a difference between the federal statutory rate and your effective tax rate. As previously requested, please revise your financial statements to provide a reconciliation of the federal statutory income tax rate to your effective tax rate.   In addition, we note that in the first table in Note 6 you disclose that Income before income taxes is $110,421 and $0 for the years ended December 31, 2010 and 2009, respectively. These amounts do not agree with the amounts of Income before income taxes shown in your statements of operations shown on page F-9; accordingly, please revise as appropriate.

Item 15. Recent Sales of Unregistered Securities, page 40

5. We note your response to comment 10 in our letter dated May 12, 2011. Please tell us how you determined the value of negative $238,477.

Item 16. Exhibits

Exhibit 23.1 Consent of Sadler Gibbs & Associates

6. We note that in their updated consent, your independent accountants have provided a consent to the use of their report dated July 5, 2011; however, it appears that the date of their report is April 14, 2011. Please have them file a new consent in the amended filing which references the correct report date.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

James Allegretto
Senior Assistant Chief Accountant

cc: Ryan Alexander, Esq.